UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024.

Commission File Number: 001-41566

KWESST Micro Systems Inc.
(Exact Name of Registrant as Specified in Charter)

155 Terence Matthews Crescent, Unit #1, Ottawa, Ontario, K2M 2A8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⊠  Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KWESST MICRO SYSTEMS INC.
(Registrant)

Date:	February 15, 2024	By:	/s/ Sean Homuth
		Name:	Sean Homuth
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

99.1	Condensed Consolidated Interim Financial Statements for the three months ended December 31, 2023, and 2022
99.2	Management's Discussion and Analysis for the three months ended December 31, 2023
99.3	Certification of Interim Filings by CEO dated February 14, 2024
99.4	Certification of Interim Filings by CFO dated February 14, 2024